82-4527

05010654

SUPPL

SHIN SATELLITE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

30 June 2005

Jlw 8/23

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Satellite Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 June 2005, and the related consolidated and company statements of income for three-month and six-month periods ended 30 June 2005 and 2004, and the related consolidated and company statements of changes in shareholders' equity and cash flows for the six-month periods ended 30 June 2005 and 2004 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and, accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2004 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 17 February 2005. The consolidated and company balance sheets as at 31 December 2004, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
8 August 2005

Shin Satellite Public Company Limited
Balance Sheets
As at 30 June 2005 and 31 December 2004

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		30 June	31 December	30 June	31 December
		2005	2004	2005	2004
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
ASSETS					
Current assets					
Cash and cash equivalents		2,064,414	992,899	1,707,747	680,234
Short-term investment	4	636,232	209,887	636,232	209,887
Trade accounts receivable and accrued income, net	5, 14	1,259,851	991,237	1,120,657	834,377
Amounts due from related parties	14	58	9,569	11,711	3,159
Short-term loan and advance to related parties	14	19	-	19	69,736
Inventories, net		429,093	325,552	337,238	247,096
Foreign currency forward contracts receivable	6	323,882	557	323,882	557
Insurance compensation receivable	9	1,082,654	-	1,082,654	-
Other current assets, net	14	159,111	196,428	71,399	123,136
Total current assets		5,955,314	2,726,129	5,291,539	2,168,182
Non-current assets					
Investments - equity method	7	729,221	758,890	2,170,470	1,942,709
Long-term loan to another company	8	28,334	29,174	28,334	29,174
Long-term loan to a related party	14	-	-	87,156	-
Property and equipment, net	9	23,031,567	19,638,109	19,056,968	15,993,597
Property and equipment under concession agreements, net	9	3,180,347	3,933,485	3,180,347	3,933,485
Deferred charges, net	9	57,665	89,055	2,581	32,305
Intangible assets, net	9	209,442	201,313	11,682	12,576
Other non-current assets, net	14	216,493	210,538	203,657	197,495
Total non-current assets		27,453,069	24,860,564	24,741,195	22,141,341
Total assets		33,408,383	27,586,693	30,032,734	24,309,523

Director ______________ Director ______________

Date ______________

SHIN SATELLITE

The notes to the interim consolidated and company financial statements on pages 10 to 41 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Balance Sheets (Continued)
As at 30 June 2005 and 31 December 2004

	Notes	Consolidated Unaudited 30 June 2005 Baht '000	Consolidated Audited 31 December 2004 Baht '000	Company Unaudited 30 June 2005 Baht '000	Company Audited 31 December 2004 Baht '000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Short-term loans from financial institutions	10	469,057	1,392,100	412,057	1,290,100
Trade accounts payable	14	596,089	350,136	340,865	196,435
Accounts payable - property and equipment	14	656,441	453,636	206,383	71,582
Amounts due to related parties	14	17,280	12,720	17,627	14,252
Current portion of long-term borrowings, net	10	1,800,754	2,222,203	1,325,930	1,832,277
Foreign currency forward contracts payable	6	122,055	555,380	122,055	555,380
Unearned income and advances from customers	14	130,237	116,147	55,923	52,093
Accrued concession fee		523,880	574,642	430,737	453,011
Accrued expenses	14	159,588	182,641	109,997	135,779
Accrued income tax		397,804	124,560	375,223	85,119
Other current liabilities		239,383	220,672	98,307	95,778
Total current liabilities		5,112,568	6,204,837	3,495,104	4,781,806
Non-current liabilities					
Long-term borrowings, net	10	15,024,618	12,141,622	13,218,957	10,248,653
Net liabilities in subsidiaries	7	-	-	106,186	113,107
Other non-current liabilities		98,632	76,116	97,275	74,366
Total non-current liabilities		15,123,250	12,217,738	13,422,418	10,436,126
Total liabilities		20,235,818	18,422,575	16,917,522	15,217,932
Shareholders' equity					
Share capital	11				
Authorised share capital - common stock		5,606,283	5,568,472	5,606,283	5,568,472
Issued and paid-up share capital - common stock		5,435,522	4,384,409	5,435,522	4,384,409
Premium on share capital	11	4,269,856	2,198,395	4,269,856	2,198,395
Advanced receipts for share subscription	11	44,394	-	44,394	-
Unrealised cumulative gains on dilution of investment in a subsidiary		376,225	376,225	376,225	376,225
Cumulative foreign currency translation adjustments		(113,666)	(186,948)	(113,666)	(186,948)
Retained earnings					
Appropriated					
Legal reserve		153,120	153,120	153,120	153,120
Unappropriated		2,949,761	2,166,390	2,949,761	2,166,390
Total parent's shareholders' equity		13,115,212	9,091,591	13,115,212	9,091,591
Minority interests		57,353	72,527	-	-
Total shareholder's equity		13,172,565	9,164,118	13,115,212	9,091,591
Total liabilities and shareholders' equity		33,408,383	27,586,693	30,032,734	24,309,523

The notes to the interim consolidated and company financial statements on pages 10 to 41 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Income (Unaudited)
For the three-month periods ended 30 June 2005 and 2004

		Consolidated		Company	
		Unaudited 30 June 2005	Unaudited 30 June 2004	Unaudited 30 June 2005	Unaudited 30 June 2004
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
REVENUES	14				
Revenues from sales and services		1,623,992	1,116,879	1,144,953	743,740
Revenue from insurance compensation	9	1,082,654	-	1,082,654	-
Other income		4,809	146,206	8,989	152,221
Gain on foreign exchange		34,927	-	53,796	-
Share of net results from investments - equity method		19,648	36,784	50,861	77,681
Total revenues		2,766,030	1,299,869	2,341,253	973,642
EXPENSES	14				
Cost of sales and services		968,296	596,381	698,629	398,143
Concession fee		103,250	116,327	89,053	97,494
Selling and administrative expenses		260,421	176,465	185,307	120,557
Impairment loss of property and equipment under concession agreements	9	400,000	-	400,000	-
Directors' remuneration		1,313	928	1,127	740
Loss on foreign exchange		-	44,675	-	37,974
Total expenses		1,733,280	934,776	1,374,116	654,908
Profit before interest expense and income tax		1,032,750	365,093	967,137	318,734
Interest expense		(42,251)	(31,451)	(11,847)	(8,752)
Income tax		(406,677)	(84,115)	(372,935)	(61,106)
Profit before minority interests		583,822	249,527	582,355	248,876
Profit attributable to minority interests		(1,467)	(651)	-	-
Net profit for the period		582,355	248,876	582,355	248,876
Basic earnings per share (Baht)	3	0.63	0.28	0.63	0.28
Diluted earnings per share (Baht)	3	0.62	0.28	0.62	0.28

The notes to the interim consolidated and company financial statements on pages 10 to 41 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Income (Unaudited)
For the six-month periods ended 30 June 2005 and 2004

	Notes	Consolidated		Company	
		Unaudited 30 June 2005 Baht '000	Unaudited 30 June 2004 Baht '000	Unaudited 30 June 2005 Baht '000	Unaudited 30 June 2004 Baht '000
REVENUES	14				
Revenues from sales and services		2,853,435	2,599,521	1,912,207	1,488,760
Revenue from insurance compensation	9	1,082,654	-	1,082,654	-
Other income		45,938	158,395	54,534	161,553
Gain on foreign exchange		35,527	-	53,516	-
Share of net results from investments - equity method	7	32,856	36,900	161,400	162,105
Total revenues		4,050,410	2,794,816	3,264,311	1,812,418
EXPENSES	14				
Cost of sales and services		1,680,193	1,398,052	1,176,122	802,912
Concession fee		205,863	232,253	177,480	195,484
Selling and administrative expenses		432,911	467,668	293,390	241,158
Impairment loss of property and equipment under concession agreements	9	400,000	-	400,000	-
Directors' remuneration		3,193	2,103	2,830	1,565
Loss on foreign exchange		-	24,147	-	19,730
Total expenses		2,722,160	2,124,223	2,049,822	1,260,849
Profit before interest expense and income tax		1,328,250	670,593	1,214,489	551,569
Interest expense		(83,231)	(63,632)	(24,583)	(17,694)
Income tax		(458,993)	(136,684)	(406,535)	(94,492)
Profit before minority interests		786,026	470,277	783,371	439,383
Profit attributable to minority interests		(2,655)	(30,894)	-	-
Net profit for the period		783,371	439,383	783,371	439,383
Basic earnings per share (Baht)	3	0.87	0.50	0.87	0.50
Diluted earnings per share (Baht)	3	0.86	0.50	0.86	0.50

The notes to the interim consolidated and company financial statements on pages 10 to 41 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the six-month periods ended 30 June 2005 and 2004

	Notes	Consolidated (Baht '000)								
		Issued and paid-up share capital (Note 11)	Premium on share capital (Note 11)	Advanced receipts for share subscription (Note 11)	Unrealised cumulative gains on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustments	Legal reserve	Retained earnings	Minority interests	Total
Opening balance 2004		4,375,000	2,190,000	-	-	(168,886)	110,314	1,571,997	364,805	8,443,230
Increase in share capital during the period		4,784	7,081	-	-	-	-	-	-	11,865
Foreign currency translation adjustments		-	-	-	-	32,367	-	-	-	32,367
Unrealised gains on dilution of investment in a subsidiary	7b	-	-	-	376,225	-	-	-	-	376,225
Net profit for the period		-	-	-	-	-	-	439,383	-	439,383
Dividend paid during the period		-	-	-	-	-	-	(218,924)	-	(218,924)
Increase in legal reserve during the period		-	-	-	-	-	21,969	(21,969)	-	-
Decrease in minority interests during the period		-	-	-	-	-	-	-	(291,183)	(291,183)
Closing balance as at 30 June 2004		4,379,784	2,197,081	-	376,225	(136,519)	132,283	1,770,487	73,622	8,792,963
Opening balance 2005		4,384,409	2,198,395	-	376,225	(186,948)	153,120	2,166,390	72,527	9,164,118
Increase in share capital during the period	11	1,051,113	2,071,461	-	-	-	-	-	-	3,122,574
Advanced receipts for share subscription	11	-	-	44,394	-	-	-	-	-	44,394
Foreign currency translation adjustments		-	-	-	-	73,282	-	-	-	73,282
Net profit for the period		-	-	-	-	-	-	783,371	-	783,371
Decrease in minority interests during the period		-	-	-	-	-	-	-	(15,174)	(15,174)
Closing balance as at 30 June 2005		5,435,522	4,269,856	44,394	376,225	(113,666)	153,120	2,949,761	57,353	13,172,565

The notes to the interim consolidated and company financial statements on pages 10 to 41 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Changes in Shareholders' Equity (Unaudited)
For the six-month periods ended 30 June 2005 and 2004

	Notes	Issued and paid-up share capital (Note 11)	Premium on share capital (Note 11)	Advanced receipts for share subscription (Note 11)	Unrealised cumulative gains on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustments	Legal reserve	Retained earnings	Minority interests	Total
		Company (Baht '000)								
Opening balance 2004		4,375,000	2,190,000	-	-	(168,886)	110,314	1,571,997	-	8,078,425
Increase in share capital during the period		4,784	7,081	-	-	-	-	-	-	11,865
Unrealised gains on dilution of investment in a subsidiary	7b	-	-	-	376,225	-	-	-	-	376,225
Foreign currency translation adjustments		-	-	-	-	32,367	-	-	-	32,367
Net profit for the period		-	-	-	-	-	-	439,383	-	439,383
Dividend paid during the period		-	-	-	-	-	-	(218,924)	-	(218,924)
Increase in legal reserve during the period		-	-	-	-	-	21,969	(21,969)	-	-
Closing balance as at 30 June 2004		4,379,784	2,197,081	-	376,225	(136,519)	132,283	1,770,487	-	8,719,341
Opening balance 2005		4,384,409	2,198,395	-	376,225	(186,948)	153,120	2,166,390	-	9,091,591
Increase in share capital during the period	11	1,051,113	2,071,461	-	-	-	-	-	-	3,122,574
Advanced receipts for share subscription	11	-	-	44,394	-	-	-	-	-	44,394
Foreign currency translation adjustments		-	-	-	-	73,282	-	-	-	73,282
Net profit for the period		-	-	-	-	-	-	783,371	-	783,371
Closing balance as at 30 June 2005		5,435,522	4,269,856	44,394	376,225	(113,666)	153,120	2,949,761	-	13,115,212

The notes to the interim consolidated and company financial statements on pages 10 to 41 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Cash Flows (Unaudited)
For the six-month periods ended 30 June 2005 and 2004

		Consolidated		Company	
		Unaudited	Unaudited	Unaudited	Unaudited
		30 June	30 June	30 June	30 June
		2005	2004	2005	2004
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
Net cash flows from operating activities	12	885,047	1,114,437	456,804	709,989
Cash flows from investing activities					
Acquisition of a subsidiary and an associate, net of cash acquired		-	(441,711)	-	-
Payments for short-term investment		(414,363)	(218,485)	(414,363)	(218,485)
Payments for long-term investment		-	(5)	-	-
Repayment of share capital to minority interests of a subsidiary	7e (iv)	(20,812)	-	-	-
Receipts from loan to subsidiary		-	-	-	10,654
Short-term loans and advance to related parties	14d, e	(19)	(108)	(12,940)	(69,210)
Payments for property and equipment		(3,223,808)	(1,496,624)	(2,963,027)	(1,030,071)
Payments for intangible assets	9	(577)	(209)	(577)	(209)
Payments for deferred charges	9	(5,009)	(3,944)	(5,009)	(3,670)
Receipts dividend from an associate	7b	62,525	-	-	-
Proceeds from sales of property and equipment		804	95	139	-
Net cash payments from investing activities		(3,601,259)	(2,160,991)	(3,395,777)	(1,310,991)
Cash flows from financing activities					
Proceeds from increase in share capital	11	3,122,574	11,865	3,122,574	11,865
Proceeds from advanced receipts for share subscription	11	44,394	-	44,394	-
Dividends payments		-	(218,924)	-	(218,924)
Proceeds from increase in share capital in a subsidiary		-	1,092,542	-	-
Proceeds from short-term borrowings	10	177,000	2,248,012	70,000	1,717,012
Proceeds from long-term borrowings, net of financial expenses		1,742,739	941,650	1,703,134	789,196
Repayments of short-term borrowings	10	(1,122,000)	(1,733,290)	(970,000)	(1,727,189)
Repayments of long-term borrowings	10	(173,663)	(164,142)	(299)	(12,296)
Net cash receipts from financing activities		3,791,044	2,177,713	3,969,803	559,664

The notes to the interim consolidated and company financial statements on pages 10 to 41 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Cash Flows (Unaudited) (Continued)
For the six-month periods ended 30 June 2005 and 2004

	Note	Consolidated		Company	
		Unaudited 30 June 2005 Baht '000	Unaudited 30 June 2004 Baht '000	Unaudited 30 June 2005 Baht '000	Unaudited 30 June 2004 Baht '000
Net increase (decrease) in cash and cash equivalents		1,074,832	1,131,159	1,030,830	(41,338)
Cash and cash equivalents, opening balance		992,899	820,123	680,234	241,794
Cash derecognised on change of status of subsidiary to associate		-	(1,469,858)	-	-
Effects of exchange rate changes		(3,317)	(6,497)	(3,317)	(6,497)
Cash and cash equivalents, closing balance		2,064,414	474,927	1,707,747	193,959

Supplementary information for cash flows:

	Consolidated 2005	Consolidated 2004	Company 2005	Company 2004
Interest paid	306,165	198,878	250,282	151,765
Income tax paid	165,134	191,682	114,276	96,674

Non-cash transactions

	Consolidated 2005	Consolidated 2004	Company 2005	Company 2004
Acquisitions of property and equipment by debts	380,101	144,706	183,519	11,998

The notes to the interim consolidated and company financial statements on pages 10 to 41 are an integral part of these interim financial statements.

1 Basis of preparation

These interim consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e., balance sheets, statements of income, changes in shareholders' equity and cash flows) have been prepared in the full format as required by the Securities and Exchange Commission. The notes to the interim financial statements have been prepared in a condensed format according to Thai Accounting Standard No. 41, 'Interim Financial Reporting', and additional information is presented as required by the Securities and Exchange Commission.

Shin Satellite Public Company Limited ("the Company") and its subsidiaries are collectively "the Group".

These interim financial statements should be read in conjunction with the 2004 annual financial statements. Where necessary, comparative figures have been adjusted to conform with changes in presentation in the six-month period ended 30 June 2005.

These consolidated and company financial statements were authorised for issue by the Board of Directors on 8 August 2005.

Significant accounting policies

The accounting policies used in the preparation of these interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004, except as discussed below.

As a result of the Federation of Accounting Profession (FAP) approval of three new accounting standards on 12 May 2005, the Group has adopted TAS 52, 'Events After Balance Sheet Date', TAS 53, Provisions, Contingent Liabilities and Contingent Assets' and TAS 54, 'Discontinuing Operations' in the second quarter of 2005. The adoption of these new accounting standards did not have a material impact on these interim financial statements presented.

Revenue and cost of sales of equipment and gateway with installation are recognised using the percentage of completion method. The stage of completion is measured by reference to the related contract costs incurred for work performed to date compared with the estimated total costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Costs that are incurred unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average income tax rate expected for the full financial year.

2 Segment information

Financial information by business segment

	For the three-month period ended 30 June 2005 (Baht '000)						
	Satellite business services	Internet services	Telephone network	Media and advertising	Others	Consolidation eliminations	Group
Revenues	1,151,281	17,895	471,504	-	13,217	(29,905)	1,623,992
Revenue from insurance compensation	1,082,654	-	-	-	-	-	1,082,654
Share of net results from associate	-	19,648	-	-	-	-	19,648
Total revenues	2,233,935	37,543	471,504	-	13,217	(29,905)	2,726,294
Segment results	837,097	15,490	129,248	-	4,767	6,411	993,013
Operating profit							993,013

	For the three-month period ended 30 June 2004 (Baht '000)						
	Satellite business services	Internet services	Telephone network	Media and advertising	Others	Consolidation eliminations	Group
Revenues	743,745	16,515	370,160	-	3,048	(16,589)	1,116,879
Share of net results from associate	-	36,784	-	-	-	-	36,784
Total revenues	743,745	53,299	370,160	-	3,048	(16,589)	1,153,663
Segment results	119,232	29,509	106,941	-	3,568	4,312	263,562
Operating profit							263,562

2 **Segment information** (continued)

Financial information by business segment (continued)

	For the six-month period ended 30 June 2005 (Baht '000)						
	Satellite business services	Internet services	Telephone network	Media and advertising	Others	Consolidation eliminations	Group
Revenues	1,922,757	32,051	931,438	-	18,363	(51,174)	2,853,435
Revenue from insurance compensation	1,082,654	-	-	-	-	-	1,082,654
Share of net results from associate	-	32,856	-	-	-	-	32,856
Total revenues	3,005,411	64,907	931,438	-	18,363	(51,174)	3,968,945
Segment results	918,423	29,168	284,194	-	7,900	7,100	1,246,785
Operating profit							1,246,785

	For the six-month period ended 30 June 2004 (Baht '000)						
	Satellite business services	Internet services	Telephone network	Media and advertising	Others	Consolidation eliminations	Group
Revenues	1,497,591	381,056	710,464	46,728	1,184	(37,502)	2,599,521
Share of net results from associate	-	36,900	-	-	-	-	36,900
Total revenues	1,497,591	417,956	710,464	46,728	1,184	(37,502)	2,636,421
Segment results	241,159	77,152	217,885	3,827	(8,043)	4,365	536,345
Operating profit							536,345

The segment results of satellite business services for the three-month and six-month periods ended 30 June 2005 include impairment loss of property and equipment under concession agreements of Baht 400 million (Note 9).

3 Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the net income for the period attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of warrants should be considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the three-month and six-month periods ended 30 June 2005.

Basic and diluted earnings per share are as follows:

	For the three-month periods ended 30 June (Consolidated and Company)					
	Net profit ('000 Baht)		Weighted average number of ordinary shares ('000 shares)		Earnings per share (Baht)	
	2005	2004	2005	2004	2005	2004
Basic earnings per share	582,355	248,876	930,557	875,863	0.63	0.28
The effect of dilutive potential ordinary shares (ESOP Grant I, II, III and IV)	-	-	7,497	4,346	(0.01)	-
Diluted earnings per share	582,355	248,876	938,054	880,209	0.62	0.28

	For the six-month periods ended 30 June (Consolidated and Company)					
	Net profit ('000 Baht)		Weighted average number of ordinary shares ('000 shares)		Earnings per share (Baht)	
	2005	2004	2005	2004	2005	2004
Basic earnings per share	783,371	439,383	904,059	875,698	0.87	0.50
The effect of dilutive potential ordinary shares (ESOP Grant I, II, III and IV)	-	-	8,311	6,840	(0.01)	-
Diluted earnings per share	783,371	439,383	912,370	882,538	0.86	0.50

4 Short-term investment

	Consolidated		Company	
	30 June 2005 Baht '000	31 December 2004 Baht '000	30 June 2005 Baht '000	31 December 2004 Baht '000
Short-term investment comprise:				
Fixed deposit	636,232	209,887	636,232	209,887
Total	636,232	209,887	636,232	209,887

As at 30 June 2005, a Baht 224 million fixed deposit of the Company was pledged as collateral in respect of a secured covenant loan in accordance with the terms and conditions in the loan agreement (31 December 2004 : Baht 210 million).

5 Trade accounts receivable and accrued income, net

	Consolidated		Company	
	30 June 2005 Baht '000	31 December 2004 Baht '000	30 June 2005 Baht '000	31 December 2004 Baht '000
Trade accounts receivable				
-Third parties	1,327,266	1,124,725	890,123	688,117
-Related parties (Note 14)	22,954	48,677	73,217	87,414
Accrued income				
-Third parties	348,322	195,249	347,431	194,790
-Related parties (Note 14)	10,630	12,973	14,550	25,949
Total trade accounts receivable and accrued income	1,709,172	1,381,624	1,325,321	996,270
Less Allowance for doubtful accounts	(449,321)	(390,387)	(204,664)	(161,893)
Total trade accounts receivable and accrued income, net	1,259,851	991,237	1,120,657	834,377

Outstanding trade accounts receivable - third parties can be aged as follows:

	Consolidated		Company	
	30 June 2005 Baht '000	31 December 2004 Baht '000	30 June 2005 Baht '000	31 December 2004 Baht '000
Current	158,877	125,553	114,447	74,700
Overdue less than 3 months	218,246	157,350	189,738	121,622
Overdue 3-6 months	130,902	171,251	63,707	89,143
Overdue 6-12 months	196,853	165,691	170,281	143,086
Overdue over 12 months	622,388	504,880	351,950	259,566
	1,327,266	1,124,725	890,123	688,117
Less Allowance for doubtful accounts - third parties	(449,321)	(390,387)	(204,664)	(161,893)
Total trade accounts receivable - third parties, net	877,945	734,338	685,459	526,224

6 Foreign currency forward contracts

The Group has entered into foreign currency forward contracts to hedge the foreign exchange rate risk in respect of the loans and accounts payable. Foreign currency forward contracts receivable and payable under these contracts are shown below:

	Consolidated		Company	
	30 June 2005 Baht '000	31 December 2004 Baht '000	30 June 2005 Baht '000	31 December 2004 Baht '000
Foreign currency forward contracts receivable, net				
Contracts receivable	10,455,355	1,478,657	10,455,355	1,478,657
Contracts payable	(10,131,473)	(1,478,100)	(10,131,473)	(1,478,100)
Total current portion of foreign currency forward contracts receivable, net	323,882	557	323,882	557
Foreign currency forward contracts payable, net				
Contracts receivable	3,565,746	10,426,717	3,565,746	10,426,717
Contracts payable	(3,687,801)	(10,982,097)	(3,687,801)	(10,982,097)
Total current portion of foreign currency forward contracts payable, net	(122,055)	(555,380)	(122,055)	(555,380)

7 Investments - equity method

a) Investments - equity method as at 30 June 2005 and 31 December 2004 are as follows:

	Consolidated		Company	
	30 June 2005 Baht '000	31 December 2004 Baht '000	30 June 2005 Baht '000	31 December 2004 Baht '000
Investments in subsidiaries	-	-	2,064,284	1,829,602
Investments in associates	729,221	758,890	-	-
Total investments	729,221	758,890	2,064,284	1,829,602
Presentation in the balance sheet as follows:				
Investments - equity method (Notes 7d)	729,221	758,890	2,170,470	1,942,709
Net liabilities in subsidiaries (Notes 7f)	-	-	(106,186)	(113,107)
Total investments	729,221	758,890	2,064,284	1,829,602

7 **Investments - equity method** (Continued)

b) Movements in investments - equity method for the six-month period ended 30 June 2005 and 2004 comprise:

	Consolidated		Company	
	30 June 2005 Baht '000	**30 June 2004 Baht '000**	**30 June 2005 Baht '000**	**30 June 2004 Baht '000**
Transactions during the six-month period ended 30 June				
Opening net book value	758,890	2,719	1,829,602	1,090,693
Change in status from a subsidiary to an associate	-	305,590	-	-
Unrealised gains on dilution of investment in a subsidiary	-	376,225	-	376,225
Share of net results from investments - equity method	32,856	36,900	161,400	162,105
Dividend receipt (Note 7e)	(62,525)	-	-	-
Foreign currency translation adjustments	-	-	73,282	32,367
Closing net book value	729,221	721,434	2,064,284	1,661,390

7 **Investments - equity method** (Continued)

c) The nature of investments - equity method can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries of the Company			
Shin Broadband Internet (Thailand) Company Limited	Providing meeting center via Internet and broadband content services	Thailand	THB
Shenington Investments Pte Company Limited	Holding company for investment in international telecommunications	Singapore	SGD
iPSTAR Company Limited	Providing iPSTAR transponder services	The British Virgin Islands	USD
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	USD
Star Nucleus Company Limited	Providing broadband technological services via iPSTAR satellite	The British Virgin Islands	USD
Subsidiary of Shin Broadband Internet (Thailand) Company Limited			
C.S. Satellite Phone Company Limited	Liquidated	Thailand	THB
Subsidiary of Shenington Investments Pte Company Limited			
Cambodia Shinawatra Company Limited	Providing fixed line, mobile phone and Internet services	Cambodia	USD
Subsidiaries of iPSTAR Company Limited			
IPSTAR Australia Pty Limited	Providing iPSTAR satellite services in Australia	Australia	AUD
IPSTAR New Zealand Company Limited	Providing iPSTAR satellite services in New Zealand	New Zealand	NZD
Associate of Shin Broadband Internet (Thailand) Company Limited			
CS Loxinfo Public Company Limited	Providing Internet data center services, Internet, satellite uplink-downlink services.	Thailand	THB

7 **Investments - equity method** (Continued)

c) The nature of investments - equity method can be summarised as follows: (Continued)

Name	Business	Country	Currency
Subsidiary of CS Loxinfo Public Company Limited			
Loxley Information Services Company Limited	Providing Internet services	Thailand	THB
Teleinfo Media Company Limited	Publishing telephone directories and advertising	Thailand	THB
Associate of CS Loxinfo Public Company Limited			
CS Loxinfo Solutions Company Limited	Providing Internet customers and marketing activities	Thailand	THB
Joint venture of Shenington Investments Pte Company Limited			
Lao Telecommunications Company Limited	Providing fixed line phone, mobile phone, public phone, public international facilities and Internet services	Laos	KIP

As at 30 June 2005, Star Nucleus Company Limited had not yet commenced business operations.

d) Carrying value of investments - equity method can be summarised as follows:

	Consolidated - 30 June 2005 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Accumulated share of net results from investment	At equity
Associated company					
CS Loxinfo Public Company Limited	THB Million 625.0	40.02	1,669.10	(877.36)	729.22

	Consolidated - 31 December 2004 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Accumulated share of net results from investment	At equity
Associated company					
CS Loxinfo Public Company Limited	THB Million 625.0	40.02	1,669.10	(872.07)	758.89

7 **Investments - equity method** (Continued)

d) Carrying value of investments - equity method can be summarised as follows: (Continued)

	Company - 30 June 2005 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Accumulated share of net results from investment	At equity
Subsidiaries					
Shenington Investments Pte Company Limited	SGD Million 14.66	100.00	269.88	1,765.14	2,035.02
Spacecode LLC	USD Million 3.0	70.00	118.65	16.8	135.45
Star Nucleus Company Limited	USD Million -	70.00	-	-	-
Total			388.53	1,781.94	2,170.47

	Company - 31 December 2004 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Accumulated share of net results from investment	At equity
Subsidiaries					
Shenington Investments Pte Company Limited	SGD Million 14.66	100.00	269.88	1,519.17	1,789.05
iPSTAR Company Limited	USD Million 2.0	98.89	78.49	(47.50)	30.99
Spacecode LLC	USD Million 3.0	70.00	118.65	4.02	122.67
Star Nucleus Company Limited	USD Million -	70.00	-	-	-
Total			467.02	1,475.69	1,942.71

7 **Investments - equity method** (Continued)

e) Significant movements in investments - equity for the six-month period ended 30 June 2005 were as follows:

Subsidiaries

i) **IPSTAR DO BRASIL**

At the Board of Directors' meeting of the Company on 25 January 2005, a resolution was passed to approve the establishment by iPSTAR Company Limited of IPSTAR DO BRASIL in Brazil in order to provide iPSTAR broadband services in Brazil. The total authorised number of ordinary shares will be 100,000 shares with a par value of USD 1.0 each and all equity will be held by iPSTAR Company Limited.

As at 30 June 2005, IPSTAR DO BRASIL had not been established yet.

ii) **IPSTAR International Pte Limited**

At the Board of Directors' meeting of the Company on 12 May 2005, a resolution was passed to approve the establishment of IPSTAR International Pte Limited in Singapore. The total authorised number of ordinary shares will be 20,000 shares with a par value of SGD 1.0 each and all equity will be held by the Company.

As at 30 June 2005, IPSTAR International Pte Limited had not been established yet.

iii) **IPSTAR Global Services Company Limited**

At the Board of Directors' meeting of the Company on 12 May 2005, a resolution was passed to approve the establishment of IPSTAR Global Services Company Limited in Mauritius. The total authorised number of ordinary shares will be 20,000 shares with a par value of USD 1.0 each and all equity will be held by the Company.

As at 30 June 2005, IPSTAR Global Services Company Limited had not been established yet.

iv) **C.S. Satellite Phone Company Limited**

At the extraordinary shareholders' meeting 1/2005 of C.S. Satellite Phone Company Limited ("CSP") on 16 March 2005, the shareholders passed a resolution to approve the liquidation report. After liquidation, CSP had available cash on hand totalling Baht 103,827,823 to be refunded in cash to shareholders at Baht 2.07 per share. On 25 March 2005, the Ministry of Commerce approved CSP's liquidation.

On 31 March 2005, CSP distributed the share refund of Baht 83 million to the Group and Baht 21 million to other shareholders of CSP. By doing this, the liquidation of CSP was completed in accordance with the Civil and Commerce Code.

7 **Investments - equity method** (Continued)

e) Significant movements in investments - equity for the six-month period ended 30 June 2005 were as follows: (Continued)

Associated companies

v) **CS Loxinfo Public Company Limited**

At the annual ordinary shareholders' meeting of CS Loxinfo Public Company Limited ("CSL") on 30 March 2005, the shareholders passed a resolution to approve the dividend payment of Baht 0.25 per share totalling Baht 156.25 million. The dividend was paid on 11 April 2005.

On 30 March 2005, at the annual ordinary shareholders meeting of CSL, the shareholders passed a resolution to approve the allocation of 8,559,100 ordinary shares, or equivalent to 1.37% of CSL's total issued and paid-up share capital as at the date the warrant allocation was approved, under an ESOP scheme (Grant III), by granting warrants to directors and employees of CSL and Teleinfo Media Company Limited ("TMC"). The exercise ratio is one warrant per ordinary share. The warrants are in registered form and are non-transferable. The term of the warrants does not exceed five years from the date on which they are granted and the warrants have no offering price. The exercise price is the weighted-average closing price of CSL's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the annual ordinary shareholders meeting on 30 March 2005. One-third of the allocated warrants may be exercised to purchase ordinary shares; from 30 May 2006 for the first exercise, and from 30 May 2007 and 30 May 2008 for the second and the third exercises, respectively.

On 16 May 2005, CSL approved the issuance and offering of ESOP (Grant II) by granting warrants to employees of CSL and TMC as a consequent of resolution of the Executive Committee of CSL on 20 October 2004.

On 27 May 2005, the Securities and Exchange Commission approved the allocation of ESOP (Grant III) and on 29 April 2005, the Executive Committee of CSL approved the issuance and offering of these warrants on 31 May 2005.

In addition, at the annual ordinary shareholders' meeting of CSL on 30 March 2005, the shareholders also passed a resolution to approve the increase in registered share capital from 630,982,200 ordinary shares at a par value of Baht 1 each to 639,569,774 ordinary shares at a par value of Baht 1 each by issuing 8,587,574 additional ordinary shares. The newly issued ordinary shares will be reserved for exercising the right under ESOP Grant I and Grant II equal to 14,738 shares and 13,736 shares, respectively, in accordance with the exercise ratio adjustment. The remaining 8,559,100 newly issued ordinary shares will be reserved for the exercise of ESOP Grant III. The increase in the registered share capital was registered with the Ministry of Commerce on 26 April 2005.

During the second quarter of 2005, CSL acquired additional 25.51 million common and preferred shares of TMC from TOT Corporation Public Company Limited. Through this acquisition, CSL now holds all of TMC's equity. TMC's status was changed from a joint venture to a subsidiary of CSL. The details of this acquisition are discussed in Note 13.

7 **Investments - equity method** (Continued)

e) Significant movements in investments - equity for the six-month period ended 30 June 2005 were as follows: (Continued)

Joint Venture

vi) **Lao Telecommunications Company Limited**

On 1 February 2005, at the ordinary shareholders' meeting of Lao Telecommunications Company Limited ("LTC"), a resolution was passed to approve a dividend payment of USD 5.0 million to shareholders with respect to the operations of LTC for 2004.

The following amounts represent the Group's share of 49% of the assets, liabilities, total revenues and net profit of LTC and are included in the consolidated balance sheets as at 30 June 2005 and 31 December 2004 and the consolidated income statements for the six-month periods ended 30 June 2005 and 2004.

	Consolidated	
	30 June 2005 Baht '000	31 December 2004 Baht '000
Balance sheets		
Current assets	286,271	222,299
Non-current assets	1,631,174	1,414,628
Current liabilities	(667,744)	(423,712)
Non-current liabilities	(59,849)	(62,950)
Net assets	1,189,852	1,150,265

	Consolidated	
	2005 Baht '000	2004 Baht '000
Income statements for the six-month periods ended 30 June		
Total revenues	409,278	312,383
Net profit	122,869	147,585

According to the joint venture agreement between the Group and the Government of the Laos PDR, the Group must transfer all of its shares in LTC to the Government of the Laos PDR, without any charges or compensation on the expiration date of the joint venture agreement in 2021 (Note 16c).

Capital expenditure commitments

As at 30 June 2005, The Group's portion of LTC's capital expenditure contracted but not recognised in the financial statements was USD 9 million (approximately Baht 380 million).

SHIN SATELLITE

7 Investments - equity method (Continued)

f) Net liabilities in subsidiaries

	Company - 30 June 2005 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Accumulated share of net results from investment	At equity
Subsidiaries					
iPSTAR Company Limited	USD Million 2.0	98.89	78.49	(79.42)	(0.93)
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.2	100	947.29	(1,052.54)	(105.25)
Total			1,025.78	(1,131.96)	(106.18)

	Company - 31 December 2004 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Accumulated share of net results from investment	At equity
Subsidiaries					
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.2	100	947.29	(1,060.39)	(113.10)

The Company has provided a loan guarantee in respect of the bank loans of Shin Broadband Internet (Thailand) Company Limited ("SBI") amounting to Baht 807 million (31 December 2004: Baht 807 million) (Note 16d). The Company reported net liabilities in subsidiaries by using the equity method in the Company financial statements. Accordingly, the Company has accounted for the full net deficit of SBI as at 30 June 2005 to reflect the extent of its obligations.

8 Long-term loan to another company

The long-term loan to another company is unsecured and bears fixed interest at the rate of 2.67% - 3.25% per annum. The maximum interest amount charged on this loan is not exceed the amount specified in the agreement. When the interest charged reaches the maximum amount specified in the agreement, the Company will stop recognising interest on this loan. The loan will be settled by offsetting with the royalty fees that the Group is required to pay to the other company until the principal and interest of the loan is fully repaid.

9 Capital expenditure and commitments

	Consolidated (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the six-month period ended 30 June 2005				
Opening net book value	19,638,109	3,933,485	89,055	201,313
Additions	3,476,616	-	5,009	577
Disposals, net	(229)	-	-	-
Write-offs, net	(8,260)	-	(509)	-
Transfers, net	75,656	-	(27,814)	-
Depreciation/amortisation charges	(302,168)	(353,138)	(10,661)	(2,191)
Impairment loss	-	(400,000)	-	-
Foreign currency translation adjustment	151,843	-	2,585	9,743
Closing net book value	23,031,567	3,180,347	57,665	209,442
As at 30 June 2005				
Cost	25,255,339	10,595,425	121,019	238,041
Less Accumulated depreciation/amortisation	(2,223,772)	(7,015,078)	(63,354)	(28,599)
Less Allowance for impairment loss	-	(400,000)	-	-
Net book value	23,031,567	3,180,347	57,665	209,442

	Company (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the six-month period ended 30 June 2005				
Opening net book value	15,993,597	3,933,485	32,305	12,576
Additions	3,097,828	-	5,009	577
Disposals, net	(46)	-	-	-
Write-off, net	(74)	-	(509)	-
Transfer, net	75,569	-	(27,814)	-
Depreciation/amortisation charges	(109,906)	(353,138)	(6,410)	(1,471)
Impairment loss	-	(400,000)	-	-
Closing net book value	19,056,968	3,180,347	2,581	11,682
As at 30 June 2005				
Cost	20,126,362	10,595,425	22,308	26,405
Less Accumulated depreciation/amortisation	(1,069,394)	(7,015,078)	(19,727)	(14,723)
Less Allowance for impairment loss	-	(400,000)	-	-
Net book value	19,056,968	3,180,347	2,581	11,682

Borrowing costs for the six-month period ended 30 June 2005 of Baht 311 million (for the six-month period ended 30 June 2004: Baht 195 million), arising from the financing specifically entered into for assets under construction, were capitalised in assets under construction during the period.

SHIN SATELLITE

9 Capital expenditure and commitments (Continued)

As at 30 June 2005, property and equipment included a project in progress of Baht 18,108 million (31 December 2004: Baht 15,313 million) relating to the iPSTAR-1 project. The construction of the satellite has been completed and accepted the final test on the ground. The satellite manufacturer has delivered the satellite to the launch site of Arianespace at Koutou, French Guyana. The Company was informed that satellite will be launched on 11 August 2005.

As at 30 June 2005, property and equipment included a project in progress of Baht 361 million (31 December 2004: none) relating to the Thaicom 5 project. The construction of the satellite is in progress.

Property and equipment includes property and equipment under concession agreements of a subsidiary, Cambodia Shinawatra Company Limited ("CAM"), of approximately Baht 2,400 million (31 December 2004: Baht 2,016 million). According to the concession agreement, CAM must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, on 4 March 2028 (Note 16b).

In the first quarter of 2003, the Thaicom 3 satellite suffered damage in relation to a power supply system failure, resulting in a loss of certain transponder capacity. In the fourth quarter of 2003, the insurers agreed to pay compensation of USD 33 million for the loss of transponder capacity. Ministry of Information and Communication Technology ("MICT"), the legal owner of the Thaicom 3 satellite and the Company, a joint beneficiary, have agreed to deposit the insurance claim proceeds from the insurers in an "Escrow Account". Consequently, in November 2003, MICT approved to provide the compensation received from the insurance company to the Company in order for the Company to proceed in accordance with the concession agreement, that the Company to provide three satellite transponders to compensate the damaged transponders of the Thaicom 3 satellite and to build a new satellite, including gateway stations and other related equipment to replace the Thaicom 3 satellite.

The Company has proceeded in accordance with the MICT's conditions as discussed above in that on 30 June 2005, the Company entered into an agreement for the construction of the Thaicom 5 satellite to replace the Thaicom 3 satellite. Consequently, the Company has recognised compensation for the satellite construction of USD 26.26 million (Baht 1,083 million), in these interim financial statements as other income in the statement of income and insurance compensation receivable in the balance sheet, bears the proportion of the compensation that compensates new construction.

In the third quarter of 2004, due to spacecraft power maintenance, the Thaicom 3 satellite was temporarily unavailable when the onboard batteries were recharged in order to prepare for the night of an eclipse. On 7 July 2005, the Company and a professional consultant completed the evaluation of the remaining useful life of the Thaicom 3 satellite and determined that as at 30 June 2005, the remaining useful life of the Thaicom 3 satellite had decreased from 5.89 years to 2.5 years. This results in an increase in annual amortisation of the Thaicom 3 satellite from Baht 344 million per annum to Baht 652 million per annum, effective from the third quarter of 2005. In addition, the change in the remaining useful life of the Thaicom 3 satellite has resulted in recognition of impairment loss amounting to Baht 400 million. The Company applied the value in use method in determining the impairment loss, applying a discount rate of 5% per annum to estimated future cash flows. The Company has recognised this impairment loss as expenses in the statement of income in these interim financial statements.

9 Capital expenditure and commitments (Continued)

Capital expenditure commitments

Capital expenditure contracted for at the balance sheet date, but not recognised in the financial statements is as follows:

		Consolidated		Company	
	Currency	30 June 2005 '000	31 December 2004 '000	30 June 2005 '000	31 December 2004 '000
iPSTAR Project	USD	43,501	50,128	43,494	49,980
	NOK	1,895	4,560	1,895	4,560
	AUD	175	251	-	-
Thaicom 5 Project	USD	28,196	-	28,196	-
Telephone network	USD	9,631	18,459	-	-
Total	USD	81,328	68,587	71,690	49,980
	NOK	1,895	4,560	1,895	4,560
	AUD	175	251	-	-
Total in Thai Baht	THB	3,385,346	2,725,977	2,980,639	1,988,877

10 Borrowings

	Consolidated		Company	
	30 June 2005 Baht '000	31 December 2004 Baht '000	30 June 2005 Baht '000	31 December 2004 Baht '000
Current				
Short-term loans from financial institutions	469,057	1,392,100	412,057	1,290,100
Current portion of long-term borrowings	1,800,754	2,222,203	1,325,930	1,832,277
Non-current				
Long term borrowings	15,024,618	12,141,622	13,218,957	10,248,653
Total borrowings	17,294,429	15,755,925	14,956,944	13,371,030

The movements in the borrowings can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the six-month period ended 30 June 2005		
Opening net book value	15,755,925	13,371,030
Proceeds from short-term borrowings	177,000	70,000
Proceeds from long-term borrowings, net of financial expenses	1,794,337	1,748,799
Repayments of short-term borrowings	(1,122,000)	(970,000)
Increase from change in status of account payable-property and equipment	47,397	-
Repayments of long-term borrowings	(173,663)	(299)
Unrealised loss on exchange rate	738,339	737,414
Foreign currency translation adjustments	77,094	-
Closing net book value	17,294,429	14,956,944

10 Borrowings (Continued)

Credit facilities

As at 30 June 2005, available credit facilities for loans from local and oversea banks are Baht 1,548 million and USD 35 million (31 December 2004: Baht 628 million and USD 79 million).

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002, the Company entered into a USD 389.3 million credit agreement, which comprises three agreements as follows:

A. Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States.

B. Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d'Assurance pour le Commerce Exterieur).

C. Loan credit agreement from another group of commercial banks for USD 125 million. This has no guarantor.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and fixed rates. The Company is required to pay a commitment fee in respect of the unused portion of the facilities. In addition, under the aforementioned credit agreements, the Company must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sale or transfer of assets and investment. The repayment of principal and interest was changed from semi-annually to monthly. The monthly repayments of loans principals and interest that secured by the Export-Import Bank of the United States and Compagnie Francaise d'Assurance pour le Commerce Exterieur are from November 2005 to May 2013 and other loans from another group of commercial banks are from November 2005 to November 2009.

11 Share capital and premium on share capital

	For the six-month period ended 30 June 2005				
	Number of shares Thousand shares	Ordinary shares Baht '000	Share premium Baht '000	Advanced receipts for share subscription Baht '000	Total Baht '000
Issued and paid-up share capital					
Opening balance	876,882	4,384,409	2,198,395	-	6,582,804
Increase from issue to public	208,000	1,040,000	2,067,051	-	3,107,051
Increase during the period	2,222	11,113	4,410	44,394	59,917
Closing balance	1,087,104	5,435,522	4,269,856	44,394	9,749,772

The Company's registered share capital as at 30 June 2005 comprised 1,121.3 million ordinary shares (31 December 2004: 1,113.7 million ordinary shares) of Baht 5 each (31 December 2004: Baht 5 each). 1,087.1 million ordinary shares are issued and fully paid-up (31 December 2004: 876.9 million ordinary shares).

11 Share capital and premium on share capital (Continued)

At the shareholders' Annual General Meeting on 31 March 2005, a resolution was passed to approve a reduction in the Company's registered share capital by way of cancellation of 208,000,000 registered shares that have not been issued and paid-up, from the total registered share capital of 1,113,694,400 shares, at a par value of Baht 5 each. After the reduction, the remaining registered share capital of the Company will be 905,694,400 shares. The shareholders then passed a resolution to approve an increase in the Company's registered share capital from 905,694,400 shares, at a par value of Baht 5 each to 1,121,256,500 shares, at a par value of Baht 5 each, by issuing 215,562,100 additional ordinary shares. The number of additional ordinary shares to be allocated for public sale cannot be over 208,000,000 shares. The remaining 7,562,100 ordinary shares are to support warrants to be issued to its directors and employees under ESOP Grant IV. The Company registered the decrease and the increase in the Company's registered share capital with the Ministry of Commerce on 20 and 21 April 2005, respectively.

In addition, the meeting also passed a resolution to approve the issuance and allocation of warrants of 7,562,100 shares, or equivalent to 0.86% of the Company's total issued and paid-up share capital as at 31 December 2004, under an ESOP scheme (Grant IV), by granting warrants to directors and employees of the Company and its subsidiaries. The exercise ratio is one warrant per ordinary share. The warrants are in registered form and are non-transferable. The terms of the warrants do not exceed five years from the date on which they are granted and the warrants have no offering price. The exercise price is Baht 16.81 per share, which is the weighted-average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days before the annual ordinary shareholders' meeting. On 27 May 2005, the Securities and Exchange Commission approved the Company's ESOP scheme (Grant IV) and the Company granted warrants to directors and employees of the Company and its subsidiaries on 31 May 2005.

On 8 June 2005, the Company registered an increase in issued and paid-up share capital with the Ministry of Commerce of 208,000,000 ordinary shares. The Company issued these ordinary shares to the public and entered into registration on the Stock Exchange of Thailand on 10 June 2005 at the offering price of Baht 15.30 per share. The Company received cash proceeds for the par value of the ordinary shares Baht 1,040 million and premium on share capital, net off direct cost of ordinary shares issued, Baht 2,067 million.

As a result of issuance of 208,000,000 ordinary shares to public as described in the above, the exercise ratio and exercise price of the warrants under the ESOP schemes (Grant I, II, III and IV) were affected. Therefore, the Company changed the exercise ratio and exercise price of these warrants as detailed below, effective from 2 June 2005 onwards.

	Exercise ratio (unit : share)		Exercise price per unit (Baht)	
	Former	New	Former	New
ESOP - Grant I	1 : 2	1 : 2.04490	13.375	13.081
ESOP - Grant II	1 : 2	1 : 2.04490	6.42	6.279
ESOP - Grant III	1 : 1	1 : 1.02245	14.225	13.913
ESOP - Grant IV	1 : 1	1 : 1.02245	16.81	16.441

As at 30 June 2005, the Company has four ESOP schemes allocated to directors and employees of the Company and its subsidiaries. The warrants are in registered form and are non-transferable. The terms of the warrants do not exceed five years and there is no offering price. The exercise price and period are detailed below:

	Issued date	Issued (million units)	Exercise ratio (unit : share)	% *	Exercise price (Baht/share)	Exercise period First	Last
ESOP - Grant I	27 March 2002	8.00	1 : 2.04490	1.83	13.081	26 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	4.40	1 : 2.04490	1.01	6.279	30 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	5.89	1 : 1.02245	0.67	13.913	31 May 2005	31 May 2009
ESOP - Grant IV	31 May 2004	7.56	1 : 1.02245	0.86	16.441	31 May 2006	31 May 2010

* Percentage of total issued and paid-up share capital (before diluted shares) on issuance date.

11 **Share capital and premium on share capital** (Continued)

Movements in the number of warrants outstanding for the six-month period ended 30 June 2005 (thousand units) are as follows:

	Opening balance	Issued during the period	Exercised during the period	Closing balance
ESOP - Grant I				
Directors	4,129	-	(1,570)	2,559
Employees	3,430	-	(61)	3,369
Total	7,559	-	(1,631)	5,928
ESOP - Grant II				
Directors	2,378	-	(411)	1,967
Employees	1,365	-	(669)	696
Total	3,743	-	(1,080)	2,663
ESOP - Grant III				
Directors	1,754	-	-	1,754
Employees	4,140	-	-	4,140
Total	5,894	-	-	5,894
ESOP - Grant IV				
Directors	-	2,967	-	2,967
Employees	-	4,595	-	4,595
Total	-	7,562	-	7,562
Grand Total	17,196	7,562	(2,711)	22,047

Compensation costs related to the warrants are not recognised in these interim financial statements for the fair value of the non-exercised warrants granted.

During the six-month period ended 30 June 2005, the Company received advance for share subscription of 3.59 million ordinary shares amounting to Baht 44.4 million from warrant holders who exercised their rights under ESOP scheme - Grant I for 1,570,100 units and Grant II for 186,500 units. The Company's registered these new ordinary shares with the Ministry of Commerce on 5 July 2005. Consequently, the issued and paid-up share capital increased from 1,087.10 million ordinary shares to 1,090.69 million ordinary shares and the issued and paid-up share capital increased from Baht 5,435.52 million to Baht 5,453.48 million and share premium increased from Baht 4,269.86 million to Baht 4,296.29 million.

SHIN SATELLITE

12 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the six-month periods ended 30 June 2005 and 2004:

	Notes	Consolidated 30 June 2005 Baht '000	Consolidated 30 June 2004 Baht '000	Company 30 June 2005 Baht '000	Company 30 June 2004 Baht '000
Net profit for the period		783,371	439,383	783,371	439,383
Adjustments for:					
Allowance for doubtful accounts		62,881	16,291	46,718	4,026
Write-off of withholding tax		1,480	1,568	1,480	1,568
Allowance for obsolete and defective inventory		25,396	6,158	25,386	5,289
Depreciation of property and equipment	9	302,168	264,314	109,906	112,342
Amortisation of property and equipment under concession agreements	9	353,138	365,635	353,138	354,125
Impairment of property and equipment under concession agreements	9	400,000	-	400,000	-
Amortisation of deferred charges	9	10,661	10,934	6,410	6,735
Amortisation of intangible assets	9	2,191	6,635	1,471	892
Amortisation of discounted bills of exchange		-	11,312	-	11,312
Write-off of property and equipment	9	8,260	-	74	-
Write-off deferred charge	9	509	-	509	-
Loss (gain) on sales of property and equipment		(109)	3,618	(93)	3,975
Unrealised gain on exchange rate		(70,447)	(253,196)	(68,381)	(248,162)
Realised loss on exchange rate		34,473	147,433	34,468	147,433
Minority interests		2,655	30,894	-	-
Share of net results from investments - equity method	7b	(32,856)	(36,900)	(161,400)	(162,105)
Changes in operating assets and liabilities					
- trade accounts receivable and accrued income		(331,495)	(224,088)	(332,998)	(115,099)
- amounts due from related parties		9,511	(10,116)	(8,552)	(2,043)
- inventories		(131,027)	65,785	(117,618)	64,032
- insurance compensation receivable	9	(1,082,654)	-	(1,082,654)	-
- other current assets		35,284	(14,295)	50,257	57,413
- other non-current assets		(5,955)	(82,644)	(6,162)	(80,314)
- trade accounts payable		245,953	200,464	144,430	(38,603)
- accrued concession fee		(50,762)	177,255	(22,274)	173,484
- accrued expenses		(20,700)	(71,518)	(23,429)	(19,317)
- amounts due to related parties		4,560	(1,375)	3,375	4,782
- unearned income and advances from customers		14,090	50,909	3,830	9,475
- accrued income tax		273,244	9,570	290,104	(8,461)
- other current liabilities		18,711	6,247	2,529	(4,449)
- other non-current liabilities		22,516	(5,836)	22,909	(7,724)
Cash generated from operating activities		885,047	1,114,437	456,804	709,989

13 Acquisition of investment of CS Loxinfo Public Company Limited

On 29 June 2005, the CS Loxinfo Public Company Limited ("CSL") acquired additional 25.51 million common and preferred shares of Teleinfo Media Company Limited ("TMC") at Baht 25 per share (representing a 36.75% shareholding) from TOT Corporation Public Company Limited ("TOT"). The acquisition was subject to the following significant conditions:

- On 29 June 2005, CSL paid an amount of Baht 20 per share to purchase these shares.

- CSL will pay TOT an additional Baht 5 per share if TMC achieves an aggregate total revenue from the fiscal year 2006 to 2007 of Baht 2,000 million or more. The payment is due within 30 days after TMC's financial statements for the year ending 31 December 2007 are approved by a certified public accountant authorised by the Securities and Exchange Commission.

The details of the acquired investment can be summarised as follows:

	Baht'000
Book value of net assets acquired (36.75%)	188,780
The purchase consideration comprised of:	
Cash payment at the acquisition date	511,907
Additional payments under share purchase obligation	112,627
Total purchase consideration, net	624,534
Goodwill	435,754

Goodwill recognised from the acquisition of these additional common and preferred shares in TMC of Baht 435.75 million is amortised using the straight-line method over its estimated useful life of 11 years.

Net assets from acquisition, as shown above, are stated at the net book value at the date of acquisition. The Company is in the process of appraising the fair value of the property and equipment. The fair value of other assets and liabilities approximates the book value. The difference between the net book value and net fair value will be adjusted through goodwill.

14 Related party transactions

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 41.47% (31 December 2004: 51.42%) of the Company's shares. Transactions with Shin and companies within the Shin group, such as subsidiaries, associates, joint ventures, key management personnel and other companies over which Shin and the Company have significant influence directly or indirectly through directors of the Company or the Shinawatra family or major shareholder are recognised as related party transactions of the Group.

Sales and services transactions with related parties were conducted on normal commercial terms and conditions, which were the same as for other customers. Consulting and management services were charged at agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

14 Related party transactions (Continued)

The Group had significant related party transactions as follows:

a) Revenues

For the three-month period ended	Consolidated 30 June 2005 Baht '000	Consolidated 30 June 2004 Baht '000	Company 30 June 2005 Baht '000	Company 30 June 2004 Baht '000
Parent company				
Sales and service income	-	10	-	-
Subsidiaries				
Sales and service income	-	-	16,282	13,202
Other income	-	-	4,974	6,295
Associates				
Sales and service income	18,655	14,638	18,333	14,100
Other income	-	2,420	-	2,423
Joint ventures				
Sales and service income	3,389	2,459	6,645	4,822
Related parties under common control				
Sales and service income	31,068	30,354	25,521	26,937

For the six-month period ended	Consolidated 30 June 2005 Baht '000	Consolidated 30 June 2004 Baht '000	Company 30 June 2005 Baht '000	Company 30 June 2004 Baht '000
Parent company				
Sales and service income	-	246	-	-
Subsidiaries				
Sales and service income	-	-	31,157	27,149
Other income	-	-	9,808	14,612
Associates				
Sales and service income	29,606	14,638	28,909	14,100
Other income	-	2,420	-	2,423
Joint ventures				
Sales and service income	6,935	4,153	13,597	8,140
Related parties under common control				
Sales and service income	59,608	73,001	50,125	53,427

SHIN SATELLITE

14 Related party transactions (Continued)

b) Expenses and assets

For the three-month period ended	Consolidated 30 June 2005 Baht '000	Consolidated 30 June 2004 Baht '000	Company 30 June 2005 Baht '000	Company 30 June 2004 Baht '000
Parent company				
Selling and administrative expenses	11,700	9,810	11,449	9,673
Subsidiaries				
Purchase of goods and services	-	-	13,454	3,261
Selling and administrative expenses	-	-	95	-
Associates				
Purchase of goods and services	4,894	4,586	4,534	4,608
Selling and administrative expenses	275	347	235	323
Joint venture				
Selling and administrative expenses	60	-	118	-
Related parties under common control				
Purchase of goods and services	2,063	2,037	2,024	2,017
Selling and administrative expenses	2,554	2,416	2,200	1,883
Other related party				
Payment for work in progress	12,637	15,538	12,637	15,538

14 Related party transactions (Continued)

b) Expenses and assets (Continued)

For the six-month period ended	Consolidated 30 June 2005 Baht '000	Consolidated 30 June 2004 Baht '000	Company 30 June 2005 Baht '000	Company 30 June 2004 Baht '000
Parent company				
Selling and administrative expenses	22,062	19,404	21,170	18,101
Subsidiaries				
Purchase of goods and services	-	-	18,923	4,632
Selling and administrative expenses	-	-	95	-
Associates				
Purchase of goods and services	10,330	4,586	9,375	4,608
Selling and administrative expenses	509	1,539	432	323
Joint venture				
Selling and administrative expenses	60	-	118	-
Related parties under common control				
Purchase of goods and services	4,143	25,470	4,074	4,045
Selling and administrative expenses	5,391	8,994	5,037	3,925
Other related party				
Payment for work in progress	23,703	31,104	23,703	31,104

14 Related party transactions (Continued)

c) Outstanding balance arising from sales/purchases of goods/services and expenses

	Consolidated		Company	
	30 June 2005 Baht '000	31 December 2004 Baht '000	30 June 2005 Baht '000	31 December 2004 Baht '000
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Parent company	-	375	-	-
Subsidiaries	-	-	37,064	34,407
Associates	3,624	36,600	3,126	35,896
Joint venture	16,794	8,726	32,929	17,111
Related parties under common control	2,536	2,976	98	-
Total trade accounts receivable - related parties	22,954	48,677	73,217	87,414
Accrued income - related parties				
Subsidiaries	-	-	3,932	9,464
Associates	1,879	2,032	1,867	2,002
Joint venture	-	4,264	-	8,362
Related parties under common control	8,751	6,677	8,751	6,121
Total accrued income - related parties	10,630	12,973	14,550	25,949
Total trade accounts receivable and accrued income - related parties	33,584	61,650	87,767	113,363
Amounts due from related parties				
Subsidiaries	-	-	11,598	2,778
Associates	-	4,559	-	145
Joint venture	58	5,010	113	236
Total amounts due from related parties	58	9,569	11,711	3,159
Other current assets - related parties				
Subsidiaries	-	-	3,282	1,765
Associates	-	104	-	104
Related parties under common control	3,048	52	3,048	52
Total other current assets - related parties	3,048	156	6,330	1,921
Other non-current assets - related parties				
Related parties under common control	1,323	1,333	1,323	1,323

14 Related party transactions (Continued)

c) Outstanding balance arising from sales/purchases of goods/services and expenses (Continued)

	Consolidated		Company	
	30 June 2005 Baht '000	31 December 2004 Baht '000	30 June 2005 Baht '000	31 December 2004 Baht '000
Trade accounts payable - related parties				
Parent company	-	146	-	3
Subsidiaries	-	-	21,976	13,090
Associates	47,157	58,163	43,491	55,356
Related parties under common control	1,748	435	11	340
Total trade accounts payable - related parties	48,905	58,744	65,478	68,789
Accounts payable - property and equipment				
Other related parties	9,139	4,900	9,139	4,900
Amounts due to related parties				
Parent company	14,994	12,584	14,808	12,569
Subsidiaries	-	-	2,114	1,547
Associates	806	-	594	-
Joint venture	945	-	-	-
Related parties under common control	535	136	111	136
Total amounts due to related parties	17,280	12,720	17,627	14,252
Advances received from customer - related parties				
Associates	2,060	-	2,060	-
Related parties under common control	180	-	-	-
Total trade accounts payable - related parties	2,240	-	2,060	-
Accrued expenses - related parties				
Associates	22	866	22	866
Related parties under common control	295	287	295	287
Total accrued expenses - related parties	317	1,153	317	1,153

d) Short-term loan and advance to related parties

	Consolidated		Company	
	30 June 2005 Baht '000	31 December 2004 Baht '000	30 June 2005 Baht '000	31 December 2004 Baht '000
Short-term loan and advance to related parties				
Subsidiaries	-	-	-	69,736
Associates	19	-	19	-
Total short-term loan and advance to related parties	19	-	19	69,736

14 **Related party transactions** (Continued)

d) **Short-term loans and advance to related parties** (Continued)

The short-term loan to subsidiaries bears interest at the rate of 3.58-3.74% per annum (31 December 2004: 3.58-3.74% per annum) and is repayable at call.

The movements of short-term loans and advance to related parties can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the six-month period ended 30 June 2005		
Opening balance	-	69,736
Loans and advance during the period	19	12,940
Unrealised gain on exchange rate	-	4,499
Reclassification to long-term loan (Note 14e)	-	(87,156)
Closing balance	19	19

e) **Long-term loan to a related party**

	Consolidated		Company	
	30 June 2005 Baht '000	31 December 2004 Baht '000	30 June 2005 Baht '000	31 December 2004 Baht '000
Long-term loan to a related party				
Subsidiary	-	-	87,156	-
Total long-term loan to related party	-	-	87,156	-

The long-term loan to a subsidiary bears interest at the rate of 3.58-4.42% per annum and is repayable at call, although the Company committed not to call within one year.

The movements of long-term loan to a related party can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the six-month period ended 30 June 2005		
Opening balance	-	-
Reclassification from short-term loan (Note 14d)	-	87,156
Closing balance	-	87,156

14 Related party transactions (Continued)

f) Warrants of Shin Corporation Public Company Limited granted to directors which are management of the Company

Shin Corporation Public Company Limited ("Shin"), a parent company, issued warrants, which are in registered form and non-transferable, to directors who are management of the Company. The terms of the warrants do not exceed five years and there is no offering price, as detailed below:

	Issued date	Issued (units)	Exercise ratio (unit : share)	%*	Exercise price (Baht/share)	Exercise period First	Exercise period Last
ESOP - Grant I	27 March 2002	18,336,300	1: 1.01327	0.63	17.567	27 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	12,222,100	1: 1.01327	0.41	13.491	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	8,823,100	1: 1.01327	0.30	35.933	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	8,329,800	1: 1	0.54	41.760	31 May 2006	30 May 2010

* Percentage of total issued and paid-up share capital (before diluted share) on issuance date.

g) Directors' remuneration

For the six-month period ended 30 June 2005, directors' remuneration of the Group was Baht 3.19 million (for the six-month period ended 30 June 2004: Baht 2.10 million). Directors' remuneration represents salaries, meeting fees and gratuities as approved by the shareholders of the Group and the Company at their Annual General Meetings.

h) Commitments with related parties

The commitment with related parties are discussed in Note 16d.

15 Contingencies

a) Bank guarantees and letters of credit

The Group had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts for the following amounts:

		Consolidated		Company	
	Currency	30 June 2005 '000	31 December 2004 '000	30 June 2005 '000	31 December 2004 '000
Minimum concession fee payable to Ministry of Information Communication and Technology	THB	46,000	46,000	46,000	46,000
IPSTAR equipment sales	THB	1,378	2,284	1,378	2,284
Satellite space leasing by customers	USD	261	4	261	4
IPSTAR Gateway	USD	1,105	3,000	1,105	3,000
	INR	5,000	5,000	5,000	5,000
Standby letters of credit	USD	36,000	36,000	36,000	36,000
Others	THB	3,812	4,016	3,345	3,345
	AUD	29	29	-	-

15 Contingencies (Continued)

b) Assessment for income tax in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against the Company for the assessment years 1998/99 to 2002/03 (equivalent to the financial years from 1 April 1997 to 31 March 2002) in respect of revenues received from provision of satellite transponder capacity to Indian customers, both residents and non-residents. The Company has deposited an aggregated amount of Rupee 183 million (approximately Baht 162 million) for these tax assessments including deposit for the assessment year 2003/04, which is presented as other non-current assets in the balance sheets. If, according to the final assessment, the Company is not liable to the tax, it would be eligible to receive the entire amount as a refund together with interest.

- Tax assessment for the assessment years 1998/99 to 2001/02

On 22 March 2004, the Commission of Income Tax Appeals ("CIT (A)") passed a partially favourable order for assessment of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT (A) passed an appellate order in favour of the Company for the assessment on revenues from Indian non-residents for the same assessment years. The Company has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter. On 28 May 2004, the Company filed an application for a refund of Rupee 72 million (approximately Baht 64 million) with the Tax Authority in respect of the non-resident issue. To date, the Tax Authority has not commenced the income tax investigation as a result of the refund application.

On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupee 325 million (approximately Baht 325 million). The Company filed an appeal against this assessment of penalty with the CIT (A) and filed a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by the CIT (A).

- Tax assessment for the assessment year 2002/03

The Tax Authority had refunded an amount of Rupee 56.0 million (approximately Baht 49.2 million) for the assessment year 2002/03. The Company filed an application requesting an additional refund in the amount of Rupee 2 million (approximately Baht 2 million) on 30 October 2004, in respect of the withholding tax paid by the Indian resident customers during such assessment years. Currently, no action has been taken by the Tax Authority with respect to the application for the additional refund.

On 16 March 2005, the Tax Authority made an assessment for the assessment year in the amount of Rupee 106 million (approximately Baht 106 million). The Company had deposited Rupee 49 million (approximately Baht 43 million) in 2004 and has already filed an appeal against this assessment with CIT (A).

- Tax assessment for the assessment year 2003/04

The Tax Authority had refunded an amount of Rupee 14.6 million (approximately Baht 12.8 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment years. To date, the Tax Authority has not commenced the tax assessment for the assessment year 2003/04.

The tax consultant retained by the Company has advised that in its view, the outcome of the above proceedings for the tax assessments and penalty for the assessment years 1998/99 to 2002/03 should be in favour of the Company at the appellate level. Consequently, no provision was recognised in these financial statements for the above issues.

15 Contingencies (Continued)

c) **Other**

The Group had contingency in relation to claim under terms of contract of approximately USD 0.17 million (approximately Baht 5.36 million). The Group did not recognise this provision in these interim financial statements because the Group determined that the result of the negotiations would not have a significant impact to the Group.

16 **Commitments**

a) **Concession agreement**

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The concession agreement has been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, the Company must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, telemetry, tracking, command and monitoring stations and other operating equipment to MICT on the date of completion of construction and installation.

b) **Asset transfer commitment under telephone network agreement in Cambodia**

Cambodia Shinawatra Company Limited, the subsidiary in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Cambodia Shinawatra Company Limited will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028 (Note 9).

c) **Shareholder agreement**

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Master Agreement dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the Master Agreement, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, Internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a subsidiary of the Company, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, the Group has to transfer all of LTC's shares to the Government of the Lao PDR without any charges (Note 7e (vi)).

d) **Commitments with related parties**

As at 30 June 2005, the Company had provided guarantees relating to the borrowings of Shin Broadband Internet (Thailand) Company Limited amounting to Baht 807 million (31 December 2004: Baht 807 million) (Note 7f and 14h). In addition, the Company had issued a letter of comfort to banks to provide financial support to Cambodia Shinawatra Company Limited, Shin Broadband Internet (Thailand) Company Limited and Shenington Investments Pte Limited. Under the terms of the letter of comfort, the Company must hold its interests in its subsidiaries and cannot pledge any of its shares until the loans are fully repaid.

16 Commitments (Continued)

e) **Concession contracts of associated companies for the satellite uplink-downlink and Internet services and Internet services in Thailand**

CS Loxinfo Public Company Limited ("CSL"), which is an associate of the Group, has entered into concession agreements with CAT Telecom Public Company Limited (formerly "The Communications Authority of Thailand") ("CAT") which allows CSL to provide satellite uplink-downlink services and Internet services for a period of 22 years from 9 August 1994 to 8 August 2016 and to provide Internet services for customers that have their equipment installed in Thailand for a period of 10 years from 17 April 1997 to 16 April 2007.

In addition, Loxley Information Services Company Limited ("Loxserv"), which is an associate of the Group has entered into a concession agreement with CAT allowing Loxserv to provide Internet services for customers that have their equipment installed in Thailand for a period of 10 years from 1 April 1996 to 31 March 2006.

Under these concession agreements, the ownership of all equipment installed under the agreements must be transferred to CAT on the dates of completion of installation.

17 Filing under Chapter 11 of the U.S. Bankruptcy Code of Space Systems/Loral, Inc.

Loral Space & Communications Ltd. ("Loral"), the parent company of Space Systems/Loral, Inc., ("SS/L"), the principal contractor for the iPSTAR-1 satellite construction, filed under Chapter 11 of the U.S. Bankruptcy Code. On 22 October 2004, Loral and the statutory committee of unsecured creditors appointed under Chapter 11 reached an agreement on amendment of reorganisation plan and submitted the amended reorganisation plan and Disclosure Statement to the court. The court has already approved the amended reorganisation plan and Loral expects to exit from Chapter 11 within the fourth quarter of 2005. The construction of iPSTAR-1 satellite has been completed and SS/L has delivered the satellite to the launching site of Arianespace at Koutou, French Guyana (Note 9). The Company was informed by Arianespace that the satellite will be launched on 11 August 2005. Consequently, Loral's filing under Chapter 11 did not have further effect to the Company.

18 Subsequent events

As at 8 August 2005, the Board of Directors' meeting of the CS Loxinfo Public Company Limited passed a resolution to approve the interim dividend payment of Baht 0.12 per share totaling Baht 75 million.

Summary Translation Letter
To the Stock Exchange of Thailand
August 8, 2005

Ref No. SSA-CP 051/2005

8 August 2005

Subject: Submission of the Reviewed Financial Statements for the Second quarter of Year 2005

To: The President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") would like to submit its reviewed financial statements for the second quarter of year 2005, ended June 30, 2005 together with an explanation of changes in operating results.

The Company reported consolidated revenue for the second quarter of year 2005 of Baht 2,766 million and consolidated net profit for second quarter of year 2005 of Baht 582 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for the second quarter of year 2005 amounted to Baht 2,766 million, a increase of Baht 1,466 million or 112.8% over the same period last year (Baht 1,300 million). This was due to:
   - Revenue from transponders and related services in Q2/2005 was Baht 1,135 million, an increase of Baht 405 million or 55.5% compared to Baht 730 million for the same period last year. This was due to:
     - IPSTAR service revenue was Baht 535 million this quarter, an increase of Baht 478 million or 837.7% compared to Baht 57 million in Q2/2004. This was primarily because the Company sold 8,136 IPSTAR User Terminals (UT) in this quarter, which was the highest sales volume since we started the soft launch service. However, limits on conventional satellite bandwidth constrained growth of the sales of UTs. With almost 20 times higher bandwidth than conventional satellites on Thaicom 4 (IPSTAR).
     - Revenue from the Thaicom business for Q2/2005 was Baht 600 million, a decrease of Baht 73 million or 10.8%, from Baht 673 million in Q2/2004. This was because the Company ceased service in Q3/2004 to an Australian client who was unable to continue its TV business. The Company has assigned such capacity to new broadcast customers in Indochina and South Asia.
   - Because of the growth of prepaid subscribers, revenue from the telephone network business in Q2/2005 was Baht 474 million, an increase of Baht 104 million, or 28.1%, compared to Baht 370 million in Q2/2004. As of the end of Q2/2005, LTC and Camshin have 391,100 and 176,500 subscribers respectively, an increase of 86% and 33.5%.
   - Revenue from the Internet business in Q2/2005 was Baht 15 million, down slightly from Baht 17 million in Q2/2004.

- Other income was Baht 5 million this quarter, dropped from Baht 141 million in the same period last year as we recorded a gain on an unwound/exercised option contract in Q2/2004.
- The share of net results from investment was Baht 20 million, down from Baht 37 million in the same period of 2004. This was due to the drop in CSL's performance because of fierce price competition in the Internet industry.

2. The Company's consolidated expenses for the second quarter 2005 amounted to Baht 1,733 million, a increase of Baht 798 million or 85.3% over the same period last year (Baht 935 million). This was due to:

   - The Company reported total costs for Q2/2005 of Baht 1,071 million, an increase of Baht 358 million or 50.2% compared to Baht 713 million in Q2/2004. This was in line with an increase in revenue from IPSTAR and the telephone business. Costs accounted for 65.9% of sales and service income, rising from 63.8% in Q2/2004. This was due to:
     - Costs relating to transponder leasing and related services were Baht 792 million, an increase of 59.0% from Baht 498 million in Q2/2004. This comprises the cost of providing IPSTAR service of Baht 416 million, up from Baht 84 million in Q2/2004. This was caused by an increase in the cost of sales of UTs, corresponding to an increase in the sales volume and costs relating to the Thaicom business of Baht 375 million. This is a decrease from Baht 410 million in the same period last year, partially due to a corresponding drop in the concession fee in accordance with lower transponder service revenue.
     - Costs relating to the telephone business amounted to Baht 262 million, an increase of 33.7% from Baht 196 million for Q2/2004. This was because of an increase in the amortization of telephone network equipment following the expansion and development of the current network and the new CDMA system, which commenced at the end of last year. Camshin's revenue sharing cost was lower than that of Q2/2004 following the reduction in the rate of revenue sharing from 11% to 7%, from July 22, 2004.
     - Costs associated with the Internet business were Baht 17 million, a slight decline from the same quarter last year of Baht 19 million, in accordance with a drop in revenue.
   - SG&A, was Baht 262 million in Q2/2005, an increase of Baht 85 million, or 48.0% compared to Baht 177 million in Q2/2004. The was due to:
     - This was because the Company recorded a provision for obsolete stock of Baht 48 million.
     - There was an expense related to the amendment of the Thaicom 4 (IPSTAR) loan agreement. The major amendment was for the extension of the repayment schedule to be consistent with the commencement of operations of the Thaicom 4 (IPSTAR) satellite

3. Interest expense was Baht 42 million, an increase of Baht 11 million, or 35.5%, compared to Baht 31 million in Q2/2004. This was due to an upward trend in the interest rate as well as an increase in loans for telephone network expansion of Camshin.

4. The Company's income tax expense was Baht 407 million in Q2/2005, compared to Baht 84 million in Q2/2004 resulting from recognizing the revenue from insurance compensation of Baht 1,083 million.

5. The Company recorded two non-recurring items in this quarter.
   - Firstly, the signing of a contract with Alcatel for the construction of Thaicom 5, and part of that satellite's future use to replace the missing capacity on Thaicom 3, the Company recorded the insurance claim on Thaicom 3 as "revenue from insurance" compensation to the amount of Baht 1,083 million.
   - Secondly, in respect of the useful life of Thaicom 3, the Company and its consultant completed their assessment process and estimate the useful life of Thaicom 3 to be 2.5 years. Therefore, an impairment for Thaicom 3 was recorded to the amount of Baht 400 million. The new estimated useful life would create an increase of approximately Baht 308 million a year in amortization of Thaicom 3 for the next 2.5 years.

Summary Translation Letter
To the Stock Exchange of Thailand
August 8, 2005

SSA-CP 052/2005

August 8, 2005

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 7/2005.

To: The President
The Stock Exchange of Thailand

The Board of Directors Meeting No. 7/2005 of Shin Satellite Public Company Limited (the "Company") held on August 8, 2005 at the Thaicom 3 room, 1st floor, Thaicom Station , Ratanathibet Road, Nonthaburi, has resolved as follows:

1. Approved the Minutes of the Board of Directors' Meeting No. 6/2005 held on June 27, 2005;
2. Approved the balance sheets, statements of income, and cash flow statements of the first quarter of 2005 ended of March 31, 2005.